Exhibit 4.33

Date:  4th August 2003

AMARIN CORPORATION PLC.

AND

ELAN PHARMA INTERNATIONAL LIMITED

AMENDED AND RESTATED OPTION AGREEMENT

(ZELAPAR™)

INDEX

1.	Rights Subject to Option; Information Provided to Amarin

2.	Evaluation by Amarin

3.	Option to License

4.	Steering Committee

5.	Confidentiality

6.	Representations, Warranties and Covenants

7.	Financial Terms; Milestone Payments, Royalty

8.	Termination

9.	Default

10.	Miscellaneous.

EXHIBIT A	PATENT RIGHTS

CONFIDENTIAL

THIS AMENDED AND RESTATED AGREEMENT is made the 4th August 2003

BETWEEN:

(1)                                 AMARIN CORPORATION PLC, a company incorporated in England and Wales (registered no. 002353920), whose registered office is 7 Curzon Street, London, W1J 5HG England (“Amarin”); and

(2)                                 ELAN PHARMA INTERNATIONAL LIMITED, a company incorporated in the Republic of Ireland, whose registered office is at WIL House, Shannon Business Park, Shannon, Co Clare, Ireland (“Elan”),

each for themselves and their respective affiliates

RECITALS:

(A)                              Elan is the owner or exclusive licensee of certain Rights (as defined below) relating to a Zydis® formulation of selegeline hydrochloride (the “Product”) presently known as Zelapar™, which may have utility in the treatment of Parkinson’s disease and other diseases or conditions.

(B)                                By an Option Agreement dated 18 June 2001, as amended by Deed of Variation dated 27 January 2003, Amarin acquired an exclusive option for a transfer and assignment of such Rights in the Territory in the Field, each as defined below.

(C)                                Elan and Amarin wish to vary the terms of the said option, on the terms and conditions set out in this Agreement.  On the date of entering into this Agreement, the parties and certain affiliates of Elan have entered into an Amended and Restated Master Agreement (the “Master Agreement”).

(D)                               Elan and Amarin, should Amarin exercise its Option (as defined below), wish to enter into an Assignment Agreement for the Rights in the Territory in the Field; and in the meantime, have established a steering committee for the management of the completion of development of Zelapar in the Territory.

AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants set forth below, the parties hereby agree as follows:

1.                                           Rights Subject to Option; Information Provided to Amarin

1.1.                                   Definitions and Interpretation.  In this Agreement:

1.1.1                             “this Agreement” shall mean this Amended and Restated Option Agreement, including its recitals, schedules and exhibits.

1.1.2                             “Original Agreement” shall mean the Option Agreement dated 18 June 2001 between Amarin and Elan, as amended by Deed of Variation dated 27 January 2003.

1.1.3                             “Demandable Date” has the same meaning as in the Master Agreement.

1.1.4                             “Elan Agreement(s)” has the same meaning as in the Master Agreement.

1.1.5                             the singular includes the plural and vice versa; references to words in one gender include references to the other genders; and references to natural persons includes corporate bodies, partnerships and vice versa;

1.1.6                             any reference to a Clause, Section or Schedule, unless otherwise specifically provided, is to a Clause, Section or Schedule of or to this Agreement;

1.1.7                             the headings in this Agreement are inserted for convenience only and do not affect its construction or interpretation;

1.1.8                             the expressions “include”, “includes”, “including”, “in particular” and similar expressions shall be construed without limitation.

1.2.                                   Rights Defined.  For the purposes of this Agreement, “Rights” shall mean all of Elan’s right, title and interest in any data, information, or know-how pertaining to, and any license or other rights in, the Product in the Territory, now owned or controlled or hereafter acquired by Elan.  By way of illustration, the foregoing Rights shall include but not be limited to (i) all of Elan’s rights under the License and Supply Agreement between Elan or its affiliates and RP Scherer and Company, as amended (the “Scherer Agreement”), as it pertains to the Territory, and (ii) all clinical, preclinical and other data, protocols, inventory, work in progress, regulatory rights or applications of any kind (such as a New Drug Application (“NDA”) for the Product), contract rights, market research, patent rights, patent applications, trademark rights, trademark applications, and any know-how associated with the Product for use in the Territory.

1.3.                                   Information.  Elan shall continue to provide Amarin with continuing access to and, as appropriate, copies or samples of materials it has within its possession or control which are the subject of the Rights, together with all additional information, data, patent or trademark disclosures and know-how relating thereto now known to or hereafter developed or obtained by Elan during the Option Period (as defined below) (the “Information”), all on the terms and subject to the conditions of this Agreement.

2.                                           Evaluation by Amarin

2.1.                                   Right to Evaluate.  During the Option Period, Amarin shall have the continuing right to review the Information as Amarin determines is necessary to evaluate its interest in exercising the Option.  During the Option Period, Amarin shall use the Information solely for that purpose.  Elan shall make the Information available at its expense at 800 Gateway Blvd, South San Francisco, California 94080.

2.2.                                   Return of Information if Option not Exercised.  If this Option is terminated or expires unexercised, Amarin shall return to Elan, within thirty (30) days following the termination of the Option Period, all Information of Elan and all copies thereof (or Amarin’s written confirmation that it has destroyed all such copies), except for one complete set of Information which Amarin may retain and use solely for compliance purposes under the confidentiality requirements of this Agreement.

3.                                           Option to License

3.1.                                   Grant of Option.

(a)                             Elan hereby grants to Amarin the following exclusive option (the “Option”), during the Option Period, to obtain an exclusive transfer and assignment of the Rights, on the terms stated below, to use, promote, distribute and sell the Product in the Territory, for use in the field of human therapeutic treatment of any disease, condition or disorder (the “Field”).  It is understood and agreed that Elan retains all rights in the Product outside the Territory which it now or hereafter may own or control.  For the purposes of this Agreement, the Territory shall mean the United States.

(b)                            This Option is exercisable by written notice to Elan received at any time during the Option Period.  If Amarin timely and properly exercises the Option, the parties promptly shall negotiate in good faith and execute a mutually acceptable definitive assignment agreement (the “Assignment Agreement”) which shall incorporate the terms and conditions set forth in this Agreement and shall include other terms and conditions which are reasonable and customary in transactions of this nature.

(c)                             If the parties are unable to agree upon the form of the Assignment Agreement within thirty days of the date of the exercise of the Option, the parties shall submit any outstanding issues to senior management of each party, who shall negotiate in good faith a resolution.  If thirty days after such submission to senior management issues remain unresolved, either party may submit its proposed Assignment Agreement to an arbitrator in the San Francisco, California area, selected under the then-current Commercial Rules of the American Arbitration Association, who will select one of the two proposed agreements, in its entirety.  The arbitrator’s decision will be final, binding and enforceable in a court of competent jurisdiction in San Francisco, California, which shall have exclusive jurisdiction over the matter.

(d)                            Among other things, the Assignment Agreement shall provide that Amarin shall assume and perform Elan’s obligations under the Scherer Agreement as of the date of the transfer and assignment of the Rights; that in the event of a conflict between the Scherer Agreement and the Assignment Agreement, the Scherer Agreement shall control; and that the parties shall cooperate reasonably to enable the other to fulfill their respective remaining obligations under the Scherer Agreement in and outside the Territory.

3.2.                                   Option Period.  The “Option Period” shall mean the period commencing on the date of this Agreement and ending on the sooner of (a) the date on which Elan or any of its Affiliates which are a party to the Master Agreement have received a total between them of US$30,000,000 (thirty million dollars) pursuant to Clauses [7 and 8] of the Master Agreement or otherwise expressed to be in discharge of the Outstanding Amounts (as defined in the Master Agreement) and (b) 31 December 2003.

3.3.                                   Option Fees.  In consideration for the Option granted to Amarin, Amarin has paid to Elan a non-refundable, non-creditable option fee of One Hundred Thousand Dollars ($100,000).  The option fee, together with the payments to Elan under the Master Agreement, shall be full consideration for the grant of the Option.

3.4.                                   Conditions for, and Deemed Exercise of, the Option.  Amarin shall be deemed to have exercised the Option (if available at the time in question) upon providing the certification referred to in Clause [8.6] of the Master Agreement; and no other exercise of the Option shall be permitted unless such certification is made within the Option Period.  Amarin shall provide to Elan like certification upon execution of the Assignment Agreement.

3.5.                                   Pursuit of New Drug Application.  During the Option Period, Elan shall subject to Section 4.4 be responsible for and shall use Commercially Reasonable Efforts to diligently pursue the preparation, submission, acceptance for filing and substantive review, and approval of an NDA for the Product with the FDA; shall continue the prosecution and maintenance of all its patents, patent applications, trademarks and trademark applications included in the Rights; and shall consult with and consider the reasonable requests of Amarin in connection with the above.  “Commercially Reasonable Efforts” of a Party shall mean efforts consistent with the exercise of its prudent business judgment as applied to other clinical, regulatory and commercialization efforts for products of similar performance and potential as would be undertaken in the pharmaceutical industry, but not less than those efforts applied by that Party to other similar products of its own product line.

4.                                           Steering Committee

4.1.                                   Formation of Steering Committee.  The parties have formed a Zelapar Steering Committee consisting of an equal number of Elan and Amarin members.  The chair of the Steering Committee shall rotate between Elan and Amarin at least annually.  Elan and Amarin may each designate a proxy or substitute for its members, and may substitute its members.

4.2.                                   Steering Committee Meetings; Project Plan.  The Steering Committee will meet no less than quarterly at a site to be mutually agreed, with minutes and next quarter objectives to be distributed by the chair and approved; each party will pay its own expenses in attendance and related activities.  A draft of the plan for completion of development and approval of an NDA for the Product (the “Plan”) has been drafted by Elan for review and approval, not to be unreasonably withheld, by Amarin.  The Plan contains milestone events and timelines for review and approval by the Steering Committee.  Thereafter, the Plan may be amended only by majority vote of the Steering Committee.  Material deviations in executing the Plan must be approved in advance by the Steering Committee.  It is understood and agreed that Elan will perform and manage the day-to-day execution and operations of the Plan.  Disputes not resolved by the Steering Committee within fourteen (14) days shall be referred to respective company senior management for good faith discussion and resolution.

4.3.                                   Project Team.  In addition to the Steering Committee, Amarin shall be entitled to attend and participate in and receive all materials provided to Elan’s Project Team for Zelapar.

4.4.                                   Expenses.  The costs and expenses associated with the parties’ respective performance of their obligations under this Agreement shall be borne as follows:

(a)                             Elan will bear all costs and expenses (internal and external) incurred prior to 31 December 2002 (the “Amendment Date”) and associated with performing its obligations under this Agreement, including without limitation Section 3.4 above, and the implementation of the Plan prior to the Amendment Date.

(b)                            Subject to Section 4.5, Amarin shall be responsible for all reasonable and verifiable Out Of Pocket Costs after the Amendment Date, whether incurred by Elan, Amarin or a third party where such Out Of Pocket Costs have been approved by the Steering Committee and such Out Of Pocket Costs are not attributable to a negligent act or omission or breach of the terms of this Agreement or the Assignment Agreement by, or on behalf of, Elan.

(c)                             Each party shall be responsible for its costs and expenses which are not Out Of Pocket Costs in connection with (i) Elan’s activities pursuant to Section 3.4 and/or (ii) the implementation of the Plan, incurred on or after the Amendment Date.

For the purposes of this Section 4.4, “Out Of Pocket Costs” shall mean all amounts payable to third parties, including without limitation contractors, incurred on or after the Amendment Date in connection with (i) Elan’s activities pursuant to Section 3.4 and/or (ii) the implementation of the Plan.

4.5.                                   Process and Audit.

(a)                                  Within 15 days of the end of each calendar month following the Amendment Date, Elan and Amarin shall provide to each other a statement of their Out Of Pocket Costs incurred in the previous calendar month.  Within 15 days thereafter, Amarin shall pay to Elan an amount equivalent to such Out Of Pocket Expenses of Elan.

(b)                                 For the 90 day period following the close of each calendar year, Amarin and Elan will, in the event that the other party reasonably requests such access, provide each other’s independent certified accountants (reasonably acceptable to the other party) with access, during regular business hours and subject to the confidentiality provisions as contained in this Agreement, to such party’s books and records relating to Out Of Pocket Costs, solely for the purpose of verifying the accuracy and reasonable composition of the calculations hereunder for the calendar year then ended.

(c)                                  In the event of a discovery of a discrepancy which exceeds five per cent (5%) of the amount due or charged by a party for any period, the cost of such audit shall be borne by the audited party; otherwise, such cost shall be borne by the auditing party.

5.                                           Confidentiality

5.1.                                   Confidential Information.  Except as otherwise provided in this Section 5, during the Option Period, each party shall maintain in confidence all information of the other party (including any Product samples) disclosed by the other party under the Agreement (the “Confidential Information”), and shall not use, disclose or grant the use of the Confidential Information of the other party, except to its and its affiliates’ directors, officers, employees, permitted assignees, agents, consultants, clinical investigators and contractors, to the extent such disclosure is reasonably necessary in connection with such party’s activities as expressly authorized by the Agreement.  To the extent that disclosure is authorized by the Agreement, prior to disclosure, each party hereto shall obtain agreement of any such person or entity to hold in confidence and not make use of the Confidential Information for any purpose other than those permitted by the Agreement.  Each party shall notify the other promptly of any unauthorized use or disclosure of the other party’s Confidential Information.

5.2.                                   Permitted Disclosures.  The confidentiality obligations contained in Section 5.1 above shall not apply to the extent that (a) the receiving party (the “Recipient”) is required to disclose Confidential Information by law, order or regulation of a governmental agency or a court of competent jurisdiction, provided that the Recipient shall provide to the disclosing party written notice and sufficient opportunity to object to such disclosure or to request confidential treatment thereof; or (b) the Recipient can demonstrate that (i) the Confidential Information was public knowledge at the time of such disclosure by the Recipient, or thereafter became public knowledge, other than as a result of actions of the Recipient, its affiliates and licensees in violation hereof; (ii) the Confidential Information was rightfully known to or independently developed by the Recipient, its affiliates or licensees (as shown by its written records) prior to the date of disclosure to the Recipient by the other party hereunder; or (iii) the Confidential Information was received by the Recipient, its affiliates or licensees on an unrestricted basis from a source unrelated to any party to the Agreement and not under a duty of confidentiality to the other party.

5.3.                                   Terms of the Agreement and Use of Name.  Except as otherwise provided in Sections 2.2 and 5.2 above, Elan and Amarin shall not disclose any terms or conditions of the Agreement to any third party without the prior consent of the other party, not to be unreasonably withheld.

6.                                           Representations, Warranties and Covenants

6.1.                                   Elan.  Elan represents and warrants that it has the full right and authority, and has taken all necessary corporate action, to provide access to the Information, grant Amarin the exclusive Option and, if exercised, enter into the Assignment Agreement as set forth in this Agreement.  Elan warrants that Elan’s entering into and performing this Agreement will not conflict with or create a default under any agreement or obligation binding on Elan or any of the assets or property which are the subject of this Agreement.  Elan further warrants that:

(a)                             it is the sole owner or exclusive licensee of the Rights (with full right to grant the option and transfer and assign under any license agreement), without the necessity of obtaining any consents of third parties other than Scherer, and that such right, title and interest is unencumbered by any lien, charge, claim or encumbrance of any kind; and

(b)                            it is the sole owner or exclusive licensee (with the full right to sublicense under any license agreement, without the necessity of obtaining any consents except Scherer) of the patent(s) or patent applications in the Territory which claim fast-dissolving drug delivery systems which Scherer owns or under which Scherer is licensed with the right to sublicense (the “Patent Rights”); Exhibit A contains a complete and accurate listing of the Patent Rights (plus certain other patent rights outside of the Territory, to which Elan makes no representation or warranty) as of the date of the Scherer Agreement, which Elan has no reason to believe is inaccurate or incomplete; and to Elan’s knowledge, the Patent Rights are unencumbered by any lien, charge, claim or encumbrance of any kind.

(c)                             from now through the expiration or termination of this Agreement or the exercise of the Option, whichever first occurs, Elan shall not convey, sell, transfer, license, assign or encumber any interest in any of the Rights, including without limitation the Information or Patent Rights, or agree to do any of the foregoing.

6.2.                                   Amarin.  Amarin represents and warrants that it has the full right and authority, and has taken all necessary corporate action, to enter into and perform its obligations under this Agreement and, if the Option is exercised, enter into the Assignment Agreement as set forth in this Agreement.  Amarin warrants that its entering into and performing this

Agreement will not conflict with or create a default under any agreement or obligation binding on Amarin.  Following the exercise of the Option, Amarin shall not sell, assign, transfer, convey, license or otherwise substantially dispose of the Rights in and to the Product to a third party (except as provided in Section 10.3 below) without the prior written consent of Elan, not to be unreasonably withheld.

7.                                           Financial Terms; Milestone Payments, Royalty

7.1.                                   Milestone Payment.

7.1.1                             Amarin shall pay Elan a one-time milestone payment based upon annual revenues from the sale of the Product in the Territory of Ten Million Dollars ($10,000,000) payable within sixty (60) days of the end of the first successive twelve months in which Net Sales of the Product in the Territory in that twelve month period exceed twenty million dollars ($20,000,000).

7.1.2                             Subject to Sections 7.1.6 and 7.1.7, the said payment shall be made in ordinary shares of £1 each in the capital of Amarin (“Ordinary Shares”) and shall be calculated as follows:

7.1.2.1                           in the event that the 30 day trailing average (closing market mid-price) of the Amarin ADR on NASDAQ (the “Price Average”) on the 30 trading days preceding the date the milestone is payable is US$6 or less:

No. of Amarin Ordinary Shares=	US$10,000,000
the Price Average

7.1.2.2                           in the event that the Price Average is in excess of US$6 then the number of Ordinary Shares to be issued to Elan shall be 1,666,667.

7.1.3                             Elan shall be entitled to have such shares, or American Depositary Receipts representing them (“ADRs”) registered on NASDAQ or any other recognised securities exchange on which Amarin’s shares or ADRs are traded.  For that purpose, Elan and Amarin shall enter into a registration rights agreement in substantially similar form to that certain registration rights agreement dated as of 21 October 1998 between Amarin (sub nom Ethical Holdings plc.) and Monksland Holdings B.V., as amended by that certain Amendment No. 1 to Registration Rights Agreement And Waiver between Amarin, Monksland Holdings B.V. and Elan International Services, Ltd. dated 27 January 2003.  Amarin shall be responsible for all costs, fees, duties and taxes whatsoever relating to such registration, including depositary’s fees, NASDAQ fees, stamp duty and stamp duty reserve tax.

7.1.4                             The right to this payment and associated rights will be freely assignable by Elan, whether or not in association with the assignment of other rights in relation to the Product.

7.1.5                             As at the date of this Agreement, each ADR represents one Ordinary Share.  The Assignment Agreement will take into account any change in Amarin’s share or ADR structure prior to its execution, and will further contain customary provisions regarding the preservation of value of this payment in the event of stock splits, consolidations, takeovers, mergers, further share issues and other events.

7.1.6                             Section 7.1.2 shall not be effective (and Elan shall not receive such payment in Ordinary Shares) unless and until Amarin receives all necessary shareholder, regulatory and governmental consents and approvals to so so without material conditions, including authority to issue and allot the Ordinary Shares, to disapply pre-emption rights in respect of them, other shareholder approval and/or the approval of the Panel of Takeovers and Mergers, London.

Amarin shall use its best commercial efforts to secure all such consents and approvals and to maintain them in force at all material times.

Without prejudice to the generality of the foregoing, Amarin shall seek requisite approvals from its shareholders in the course of each general meeting convened after the date of this Agreement.

If, at the time at which payment is to be made, Amarin does not have all such consents and approvals, Amarin shall instead pay to Elan in immediately available funds:

(a)                        if the Price Average is US$6.00 or less, US$10,000,000 (Ten Million Dollars);

(b)                       if the Price Average is greater than US$6.00, the Price Average multiplied by 1,666,667.

7.1.7                             In the event that, prior to the said milestone payment falling due, there is a Change of Control in Amarin (meaning mean circumstances where any third party shall, directly or indirectly, acquire fifty percent (50%) or more of the then voting stock of Amarin, or otherwise merge, consolidate or enter into any similar transaction (or binding agreement in respect thereof) with Amarin in a transaction after which Amarin is not the controlling entity):

7.1.7.1                           the said milestone payment shall instead be payable in cash, by wire transfer of immediately available funds (but without changing its due date);

7.1.7.2                           the amount of such cash payment shall be the greater of (a) US$10,000,000 (Ten Million Dollars) and (b) the product of (i) 1,666,667 and (ii) the acquisition price of Amarin’s ADRs.  For this purpose the “acquisition price” shall mean the value per ADR received by their holders generally, including any contingent value actually realised by such holders in due course.

7.2.                                   Calculation. “Net Sales” shall mean the aggregate gross sales of the Product by Amarin and its Affiliates (other than sales among Amarin and its Affiliates) determined in accordance with UK generally accepted accounting principles, consistently applied (“GAAP”), less the following as specifically incurred for the Product: cash, trade or quantity discounts; sales, use, tariff, or other excise taxes imposed upon particular sales; transportation charges; and other credits or allowances, including those granted on account of prices, adjustments, wholesaler chargebacks, returns or rebates, if any are incurred or granted.  In connection with all amounts based upon Net Sales payable to Elan pursuant to this Agreement, upon Elan’s request Amarin shall provide documentation supporting any of the deductions to Net Sales set forth above.  Any other sales or transfers among Amarin or Amarin Affiliates shall not be included in the definition of Net Sales.  In such cases Net Sales shall be determined based on the invoiced sale price by the Affiliate to the first third party trade purchaser, less the deductions allowed under this definition.  Deductions to arrive at Net Sales shall be determined in accordance with GAAP.  Elan shall have the right, upon reasonable advance written notice to Amarin and during regular business hours, to inspect the records of Amarin relating to the calculation of Net Sales hereunder.  Such inspection shall be conducted by an independent third party auditor chosen by Elan and reasonably acceptable to Amarin.  Such inspection shall be at Elan’s cost, unless a discrepency in payment of more than 5% is found, in which case, it shall be at Amarin’s cost.  The parties shall reconcile any discrepancy found within 30 days of receipt of the report of the auditor.  Elan’s audit right, as described, shall survive any expiration or termination of this Agreement, such that Elan’s right shall survive one (1) year beyond payment by Amarin of the final payment to Elan owed hereunder.

7.3.                                   Royalty Payments.

7.3.1                             Subject to Clause 7.3.2, for the first eight (8) Launch Years, Amarin shall pay Elan a royalty of twelve and one-half percent (12.5%) of Net Sales during that period, payable no more than forty-five (45) days from the end of each calendar quarter for which a payment is due.

7.3.2                             Where Amarin makes one or more payments to Elan under Clause 9 of the Master Agreement, each whole US$1,000,000 of such payment (or payments in aggregate) shall reduce the royalty payable to Elan by one half of one percent (0.5%) as from the calendar quarter after the payment is made.

Accordingly, payment of the maximum amount of US$10,000,000 under Clause 9 of the Master Agreement shall reduce the royalty by 5%, from 12.5% to 7.5%.

7.3.3                             Amarin shall not be entitled to reduce the royalty payable in this manner other than by payments required under Clause 9 of the Master Agreement or with the prior written consent of Elan.

7.4.                                   Payment Terms.  Payments shall not be refundable or subject to any future performance obligations of Elan to Amarin and shall not be applicable against any future services provided by Elan to Amarin.

8.                                           Termination

8.1.                                   The Option shall terminate without further notice or action upon the expiration of the Option Period if Amarin fails to timely and properly exercise the Option as provided in this Agreement and during the Option Period.

8.2.                                   The Option shall terminate without further notice or action in the event that Amarin has not paid to Elan and its Affiliates the sum of US$30,000,000 (thirty million dollars) under Clause 7 of the Master Agreement or otherwise expressed to be in discharge of the Outstanding Amounts (as defined in the Master Agreement), on or before 31 December 2003.

8.3.                                   Amarin may terminate the Option prior to expiration of the Option Period at any time only by notifying Elan in a writing (signed by the CEO or the President of Amarin) of its decision not to exercise the Option and specifically referring to this Agreement.

8.4.                                   Elan may terminate this Agreement and the Option in the event that:

(a)                             Amarin breaches any Elan Agreement and does not remedy it within thirty (30) days of written notice of such breach from Elan specifying in reasonable detail the nature of the breach and requesting the same to be remedied, the expiry of such thirty (30) day period ;

(b)                            Amarin is unable to pay its debts as they fall due, commences negotiations with any one or more of its creditors (other than Elan and/or Elan Affiliates) with a view to the general readjustment or rescheduling of its indebtedness or makes a general assignment for the benefit of or composition with its creditors;

(c)                             Amarin takes any corporate action or other steps are taken or legal proceedings are started for its winding up (which are not dismissed or struck out within seven days of presentation), or for its dissolution, administration or re-organisation (other than in connection with a bona fide solvent restructuring) or for the appointment of a liquidator, receiver, administrator, administrative receiver, trustee or similar officer of it or of all or a substantial part of its revenues and assets; or

(d)                            any execution or distress is levied against, or an encumbrancer takes possession of, the whole or any substantial part of, the property, undertakings or assets of Amarin or any event occurs which under the laws of any jurisdiction has a similar or analogous effect.

9.                                           Default

Subject to Section 6.2 above, if either party fails to perform or fulfill at the time and in the manner herein provided any material obligation or condition required to be performed by such party (the “Defaulting Party”) hereunder, and if such Defaulting Party fails to remedy such default within thirty (30) days after written notice thereof from the non-defaulting party, the non-defaulting party shall have the right to immediately terminate the Agreement and the Option by written notice to the Defaulting Party, in addition to any other rights it may have.

10.                                    Miscellaneous.

10.1.                             Notices. Any consent, notice or report required or permitted to be given or made under the Agreement by one of the parties hereto to the other party shall be in writing, delivered personally or by facsimile (and promptly confirmed by personal delivery, U.S. first class mail or courier), U.S. first class mail or courier, postage prepaid (where applicable), addressed to such other party at its address indicated below, or to such other address as either party may notify the other in accordance with this Section, and (unless otherwise provided in this Agreement) shall be effective upon receipt by the addressee.

If to Amarin:

Amarin Corporation, plc

7 Curzon Street

London W1Y 7FL, UK

Attention: CEO

Facsimile:  +44-207-499-9004

Attn:  Chief Executive Officer

with a copy to:

Amarin Corporation, plc

Two Belvedere Place, Suite 330

Mill Valley, California  94941

Attention:  Executive Vice President, Legal

Facsimile:  415-389-4756

If to Elan:

Elan Pharma International Limited

c/o Elan International Services Ltd

102 St. James Court, Flatts,

Smiths FL04, Bermuda

Attention:  Director

Facsimile:  441-292-2224

10.2.                             Governing Law.  The Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law principles thereof.

10.3.                             Assignment.  Subject to Elan’s rights of termination in Section 8.4 and Section 9, neither party shall assign its rights or obligations under the Agreement without the prior written consent of the other party hereto; provided, however, that either party may, without such consent, assign the Agreement and its rights and obligations hereunder to an affiliate, or in connection with the transfer or sale of all or substantially all of its assets or business, or in the event of its merger or consolidation or change in control or similar transaction (again subject to Elan’s right in the event of an Amarin Change of Control), and provided further that any permitted assignee assumes in writing all obligations of its assignor under this Agreement.

10.4.                             Waivers and Amendments.  No change, modification, extension, termination or waiver of this Agreement shall be valid unless made in writing and signed by duly authorized representatives of the parties.

10.5.                             Entire Agreement.  This Agreement, together with the exhibits hereto, embodies the entire understanding between the parties and supersedes any prior understanding and agreements between and among them respecting the subject matter, including the Original Agreement.  There are no representations, agreements, arrangements or understandings, oral or written, between the parties relating to the subject matter of the Agreement which are not fully expressed herein.

10.6.                             Counterparts.  The Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.7.                             Further Assurances.  The parties shall take any other actions, including without limitation the execution and delivery of documents, as may be reasonable, necessary or appropriate to carry out the intent of this Agreement.

[Signature Page: Zelapar Amendment]

SIGNED

For and on behalf of
ELAN PHARMA INTERNATIONAL LIMITED

SIGNED

For and on behalf of
AMARIN CORPORATION PLC.

EXHIBIT A    PATENT RIGHTS

The remainder of this page is intentionally blank.  The following unnumbered pages constitute Exhibit A.